May 24, 2006

Mail-Stop 4561
Via facsimile and U.S. Mail
Mr. Carl G. Verboncoeur
Chief Executive Officer and Treasurer
Rydex Investments
9601 Blackwell Road, Suite 500
Rockville, Maryland 20850

	Re:   CurrencyShares British Pound Sterling Trust (333-
132361)
                     CurrencyShares Australian Dollar Trust (333-
132362)
                     CurrencyShares Canadian Dollar Trust (333-
132363)
                     CurrencyShares Mexican Peso Trust (333-
132367)
                     CurrencyShares Swedish Krona Trust (333-
132366)
                     CurrencyShares Swiss Franc Trust (333-132364) Amendment No. 1 to Forms S-1
                     Filed May 9, 2006

Dear Mr. Verboncoeur:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
General Comments
1. Make corresponding changes to the other CurrencyShares documents.
2. Please provide the staff with a copy of the EuroCurrency listing agreement with the NYSE.
3. The staff notes that in the absence of a noon buying rate for the
Federal Reserve Bank of New York, the Trustee, in consultation with the Sponsor may change the measuring metric. Please confirm that in any instance where the Trustee and Sponsor are required to use this power to change the reference metric to determine the daily NAV on an other than temporary (one or two day) basis, the new metric will be disclosed in a post effective amendment as a fundamental change to the prospectus.

Report of Independent Registered Public Accounting Firm, page F-2
4. We await the opinion of your independent registered public accounting firm.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.
	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Margaret Fitzgerald (202) 551-3556 or Don Walker at (202) 551-
3490.  All other questions may be directed to Michael Clampitt at
(202) 551-3434 or to me at (202) 551-3419.

						Sincerely,

						Christian N. Windsor
						Special Counsel


Cc: Patrick Daugherty, Esq.
      Foley & Lardner LLP
      One Detroit Center
      500 Woodard Ave., Suite 2700
      Detroit, MI 48226-3489


Mr. Carl G. Verboncoeur
Rydex Investments
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